SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        POMEROY COMPUTER RESOURCES, INC.
                        --------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   731822 10 2
                                   -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

          David B. Pomeroy, II

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only _____________________________

--------------------------------------------------------------------------------

     4)   Citizenship or Place of Organization

          United States of America

          Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------

     5)  Sole  Voting  Power                      2,390,789*
     6)  Shared  Voting  Power                       22,636**
     7)  Sole  Dispositive  Power                 2,390,789*
     8)  Shared  Dispositive  Power                  22,636**

* Includes 123,375 Shares issuable upon exercise of currently exercisable stock options. Also includes 36,417 Shares which are allocated to Mr. Pomeroy's account in the Pomeroy Computer Resources, Inc. 401(k) Plan (the "Plan"). Excludes 25,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 1998 calendar year.

** Includes 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership.

--------------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,425
                                                                       ---------

--------------------------------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     11)  Percent   of  Class   Represented   by   Amount   in  Row  (9)   20.4%
                                                                         -------

--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)     IN
                                                      -----------

--------------------------------------------------------------------------------

ITEM  1(A).  NAME  OF  ISSUER.

             Pomeroy  Computer  Resources,  Inc.

ITEM  1(B).  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICERS.

             1020  Petersburg  Road
             Hebron,  Kentucky  41048

ITEM  2(A).  NAME  OF  PERSON  FILING.

             David  B.  Pomeroy,  II

ITEM  2(B).  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE.

             1020  Petersburg  Road
             Hebron,  Kentucky  41048

ITEM  2(C).  CITIZENSHIP.

             United  States  of  America

ITEM  2(D).  TITLE  OF  CLASS  OF  SECURITIES.

             Common  Stock,  $.01  par  value

ITEM  2(E).  CUSIP  NUMBER.

             731822 10 2

ITEM  3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)     __     Broker  or  Dealer  registered  under  Section 15 of the Act
     (b)     __     Bank  as  defined  in  Section  3(a)(6)  of  the  Act
     (c)     __     Insurance Company as defined in Section  3(a)(19) of the Act
     (d)     __     Investment  Company  registered  under  section  8  of  the
                    Investment Company  Act
     (e)     __     Investment  Adviser  registered  under  section  203  of the
                    Investment Advisers  Act  of  1940
     (f)     __     Employee Benefit Plan, Pension Fund  which is subject to the provision  of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund;  see  240.13d-1(b)(1)(ii)(F)
     (g)     __     Parent Holding Company, in accordance with  240.13d-1(b)(ii)
                    (G) (Note:  See  Item  7)
     (h)     __     Group,  in  accordance  with  240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

          2,413,425, including (i) 123,375 Shares issuable upon exercise of currently exercisable stock options; (ii) 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership; and
          (iii) 36,417 Shares which are allocated to Mr. Pomeroy's account in the Plan.

     (b)  Percent of Class: 20.4%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote              2,390,789*
          (ii) shared power to vote or to direct the vote               22,636**
          (iii)sole power to dispose or to direct the disposition of 2,390,789*
          (iv) shared power to dispose or to direct the disposition of  22,636**

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

* Includes 123,375 Shares issuable upon exercise of currently exercisable stock options. Also includes 36,417 Shares which are allocated to Mr. Pomeroy's account in the Plan. Excludes 25,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 1998 calendar year.
** Includes 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership.

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OF  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

     Instruction:  Dissolution  of  a  group  requires  a response to this item.

          Not Applicable

ITEM  6.     OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not Applicable

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not Applicable

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not Applicable

ITEM  10.     CERTIFICATION.

     The following certification shall be included in the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date   February  12,  1999               By:  /s/  David  B.  Pomeroy,  II
       -------------------                  ------------------------------
                                                   David  B.  Pomeroy,  II



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.